UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company" or "Telefônica Brasil"), in the manner and for the purposes of CVM Instruction No. 358/02, as amended, hereby informs that the Board of Directors approved today a proposal for corporate restructuring involving the Company, its wholly-owned subsidiary and its controlled companies, aiming to streamline the services developed by such companies and the concentration of the provision of such services into a single company ("Corporate Restructuring") under the following conditions:

1. Background: As disclosed to the market in the Material Facts dated of May 12, 2015 and May 28, 2015:

(i)                The Company completed the acquisition of GVT Participações S.A. (“GVTPar”) shares and of 675,571 shares of Global Village Telecom S.A. ("GVT"), as well as, in a subsequent act, the merger of GVTPar shares by the Company. As a result, the Company became the sole shareholder of GVTPar and the indirect controlling company of GVT, Pop Internet Ltda. ("POP") and Innoweb Ltda. ("Innoweb"); and

(ii)               After the acquisition, the Board of Directors considered the proposal to simplify the corporate structure involving the Company, its wholly-owned subsidiary and its controlled companies, as described below. The proposed restructuring is subject to the necessary corporate and regulatory approvals.

2. Corporate Restructuring: Currently, GVTPar is a holding company wholly-owned by the Company and holds the direct control of GVT; GVT is a telecommunications and value-added services operator (as defined in article 61 of the General Telecommunications Law - "Value Added Services"); and POP develops activities related to computing, internet and other networks.

The Corporate Restructuring aims to unify the telecommunication services in the Company, through merger operations and split-up involving its wholly-owned subsidiary (GVTPar) and its indirectly controlled companies (GVT and POP), so that at the end of the process activities provided by GVT other than telecommunications services will be concentrated in POP and telecommunication services will be concentrated in the Company.

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

In addition to the rationalization of service provision, the Corporate Restructuring aims to simplify the current organizational structure of the Company as well as assist the integration of its businesses with GVT.

3. Additional Information: Considering that at the implementation of the Corporate Restructuring all companies involved are wholly-owned or indirectly controlled by the Company, there will be no withdrawal rights to shareholders of the latter (in accordance with article 137 of Law 6,404/76, as amended), since the planned operations (i) will not affect the Company's ownership structure; and (ii) will not result in a capital increase and issue of new shares of the Company.

There is also no need to discuss withdrawal rights of minority shareholders of GVTPar, GVT, POP and Innoweb, given that the Company is the sole direct or inderect shareholder of these companies.

This Corporate Restructuring will be implemented only after prior approval of Agência Nacional de Telecomunicações - ANATEL, currently under analysis.

A complementary Material Fact, containing more details regarding the terms and conditions of the Corporate Restructuring, should it be implemented, including costs and risks of the operation and main assets and liabilities that will form portions of the spun-off assets, in accordance with CVM Instruction No. 565/15, will be published in due course, as well as the respective Call Notice of the Company's Extraordinary Shareholders’ Meeting, when applicable.

São Paulo, September 22, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available at www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 22, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director